August 7, 2023

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Re:	Request for Acceleration – LQR House Inc. Amendment No. 4 to Registration Statement on Form S-1

(SEC File No. 333-272660)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LQR House Inc. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-272660), and permit said Registration Statement to become effective on or before 4:30 p.m. (Eastern Time) on August 8, 2023, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

LQR House Inc.

/s/ Sean Dollinger
Sean Dollinger
Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC